THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE-SHARE PROMISSORY NOTE

Date of Loan: ___________________

Amount of the Loan: $______________________

Payment Start Date: January 15, 2021

For value received, Blue Heron Catering, Inc. (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of _____________________________________ (the "***Lender***" or the "***Investor***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions.

a. "***Amount of the Loan***" means the amount specified above.

b. "***Gross Margin***" means all of the Borrower's sales proceeds less cost of goods. For purposes of calculating Gross Margin, the Company's accountant shall calculate total revenue on a cash basis at the end of each fiscal year in accordance with the Company's standard accounting practices.

c. "***Lenders,***" or "***Investors***" means all of the purchasers of the Notes.

d. "***Note***" means this Note. "***Notes***" means all of the Notes which contain substantially the same terms as this Note (except for the Repayment Amount).

e. "***Payment Start Date***" means the date specified above.

e. "***Repayment Amount***" means the original Amount of the Loan multiplied by 1.5.

2. Basic Terms.

a. **Note Purchase Agreement**. The Note is issued pursuant to the terms of that certain Note Purchase Agreement (the "**Agreement**"), dated as of _________________________ by and between the Company and the Lender, and is issued pursuant to the terms on the Crowdfund Mainstreet platform.

b. **When Paid in Full**. This Note will be considered paid in full when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will

owe Lender additional amounts as set forth herein.

        c.   **Interest Rate.** The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws. Under no circumstances shall the total interest paid be less than the Applicable Federal Rate.

        3.   **Payments.**

        a.   **Annual Payments**. The Borrower will make the Annual Payment (as defined below) to the Lender (or cause the payments to be made through an agent) on January 15 of each year.

        b.   **Amount of Each Payment**. Each year, the Lender shall be entitled to receive from the Borrower the following amount (the "***Annual Payment***"):

(The Amount of the Loan divided by $50,000) multiplied by 0.5% of the Company's Gross Margin for the previous fiscal year.

In the first year, the amount due shall be prorated as follows: the annual payment shall be multiplied by the number of days remaining in the calendar year following the Payment Start Date and divided by 365.

Under no circumstances shall payments to the Lender exceed what is allowed under California law governing usury.

        c.   **Order of Application of Payments**. All payments under this Note shall be applied first to interest and then to principal.

4.   **Prepayment**. The Company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the Investors any unpaid part of the amounts owed to them under the Notes. The Company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Investors based on their loan amounts under the Notes.

5.   **Investor Information Rights.** The Company will deliver to the Investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

6.   **Security.** The Note is an unsecured obligation of the Company.

7.   **Subordination.** The Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

8.   **Assignment.** The Note may be assigned by either the Company or the Lender so long as such assignment complies with all applicable laws and regulations. Subject to the foregoing, this instrument will be binding on the Company's and the Lender's successors and assigns.

9.   **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

        a.   Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

b.   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

c.   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10.   Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11.   Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12.   Amendments. All of the Notes may be amended by the Company and Investors holding a majority (by unpaid principal amount) of the Notes; provided that no amendment which would change the Repayment Amount, or the principal amount owing upon the Notes, may be effective without the consent of all of the Investors. Any Note may be amended by mutual agreement of the Company and the Lender holding such Note.

13.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

14.   No Shareholder Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of an equity interest of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a shareholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

15.   Electronic Signatures. Electronic signatures, whether digital or encrypted, to this

Note are intended to authenticate this writing, and such signatures have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

      16.   **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      17.   **Not Effective Until Acceptable by Borrower**. This Note is not effective until the Borrower has accepted the Lender's funds.

[Signature Page Follows]

In Witness Whereof, the Company has executed and delivered this Note as of the date first written above.

COMPANY:

Blue Heron Catering, Inc.
a California corporation

By: _____

Name: Debbie Pfisterer

Title: President and CEO

ACCEPTED AND AGREED BY:

[If Investor is an individual]

  INVESTOR: [NAME]

  Signature: _____

  [If Investor is an entity]

  INVESTOR: [NAME]

  Signature: _____

  By: _____

  Title: _____